UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

H. George Mann 1186 Linden Ave. Highland Park, Illinois 60035 (847) 433-2298

Copy to:

Matthew S. Brown, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 520776105	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSON H. George Mann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 percent
14	TYPE OF REPORTING PERSON IN

CUSIP No. 520776105	Page 3 of 4 Pages

Explanatory Notes: This Final Amendment (this “Amendment”) to Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2009 (the “Schedule 13D”) is made by and on behalf of H. George Mann (“Mann”) and relates to the Common Stock, $1.00 par value (the “Common Stock”), of Lawson Products, Inc, a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2, Paragraph (a) of the Schedule 13D is hereby amended and restated as follows:

(a) On March 11, Mann agreed to resign on March 17, 2011 as the trustee of each of SLP 2003 Trust A, created March 6, 2008, SLP 2003 Trust B, created March 6, 2008, SLP 2003 Trust C, created March 6, 2008, and SLP Trust D, created March 6, 2008 (each an “SLP 2003 Trust” and collectively the “SLP 2003 Trusts”). Upon such resignation Mann no longer has the power to act on behalf of the SLP 2003 Trusts.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Effective as of March 17, 2011, Mann has resigned as the trustee of each SLP 2003 Trust and no longer has the power to act on behalf of the SLP 2003 Trusts. Furthermore, due to the market price of the Issuer’s common shares exceeding a certain level, Mann, as trustee of the SLP 2003 Trusts, does not have the right to dispose of the Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(e) Due to (i) his resignation as the trustee of the SLP 2003 Trusts effective as of March 17, 2011, and (ii) the market price of the Issuer’s common shares exceeding a certain level, Mann ceases to be the beneficial owner of more than five percent of the Issuer’s shares of Common Stock. Accordingly, this Amendment is the final amendment to the statement on Schedule 13D, and is an exit filing for Mann.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Effective as of March 17, 2011, Mann is no longer the trustee of the SLP 2003 Trusts.

Item 6 of the Schedule 13D is also hereby supplemented by adding the following after the first paragraph thereof:

A Coverage Event no longer exists.

CUSIP No. 520776105	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 16th day of March, 2011

/s/ H. George Mann
H. George Mann